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MAR 04 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53469

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cherry Tree & Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Carlson Parkway, Suite 103
(No. and Street)

Minnetonka (City) MN (State) 55305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane Bortnem 952.893.9012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peterson Whitaker & Bjork, LLC
(Name – *if individual, state last, first, middle name*)

3140 Harbor Lane North #100 (Address) Plymouth (City) MN (State) 55447 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Gordon F. Stofer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cherry Tree & Associates, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANE MARIE BORT...
NO... RY PUBLIC
M... SOTA
My Commis... Jan 31, 2021

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHERRY TREE & ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2018

CHERRY TREE & ASSOCIATES, LLC

TABLE OF CONTENTS

PWB CPAS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Governors
Cherry Tree & Associates, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cherry Tree & Associates, LLC as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Cherry Tree & Associates, LLC as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cherry Tree & Associates, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Cherry Tree & Associates, LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Cherry Tree & Associates, LLC's auditors since 2015.

Peterson Whitaker & Bjork, LLC

Peterson Whitaker & Bjork, LLC
Plymouth Minnesota
February 21, 2019

STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash and equivalents	$	593,530
Accounts receivable, net		36,729
Interest receivable		920
Prepaid expenses		52,768
Total current assets		683,947
Total assets	$	683,947

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:		
Accounts payable	$	34,866
Accrued expenses		19,383
Accrued interest		33,977
Deferred revenue		20,564
Total current liabilities		108,790
Long Term Liabilities:		
Notes payable - members		460,000
Total liabilities		568,790
Members' equity:		
Common units (unlimited number of units authorized; 1,000,000 issued and outstanding)		7,500
Non-voting common units (500,000 units authorized; 168,750 issued and outstanding)		172,125
Subscriptions receivable		(38,250)
Additional paid in capital		242,104
Retained earnings		(268,322)
Total members' equity		115,157
Total liabilities and members' equity	$	683,947

See notes to statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION
Year Ended December 31, 2018

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

Nature of Business

Cherry Tree & Associates, LLC (the Company) was formed on July 27, 2001 as a limited liability company pursuant to the provisions of Chapter 322B of the Minnesota Statutes. During 2016, the Company was converted to a Delaware Limited Liability Company. The Company is a licensed broker-dealer in securities and provides investment banking services and consulting services related to general business, valuations, fairness opinions, and mergers and acquisitions. The Company is a member in good standing of the Financial Industry Regulatory Authority, Inc. (FINRA), having been accepted for membership on November 14, 2001.

The Company is a member of the Securities Investors Protection Corporation (SIPC). The Company holds no customer securities or cash.

The Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (the Rule), based on the exemptive provisions contained in Section k(2)(i) of the Rule.

Basis of Preparation

The financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Concentrations of Risk

Cash Deposits in Excess of Federally Insured Limits

The Company maintains its cash balances in financial institutions located primarily in Minnesota. The balances held at regulated banking institutions are insured at varying amounts by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2018, the Company had uninsured cash balances totaling $280,831.

The FDIC does not insure money invested in money market funds at broker-dealers. At December 31, 2018, the Company had $10,128 held in money market funds with Charles Schwab, all of which is covered under SIPC.

Major Customers

The Company is dependent on a small number of customers for its revenue. Two customers accounted for 74% of the Company's revenue in 2018. There were no outstanding receivables for these same customers at December 31, 2018.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The financial instruments of the Company include cash, accounts and notes receivables, prepaid expenses, accounts payable and accrued expenses. Pursuant to GAAP, the Company is required to estimate the fair value of all financial instruments at the balance sheet date. The Company considers the carrying values of its financial instruments in the financial statements to approximate fair value due to their short-term nature.

Cash and Equivalents

For purposes of balance sheet presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds and highly liquid debt instruments with an original maturity of less than 90 days to be cash and cash equivalents.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount. Accounts receivable are typically due within 30 days of the invoice date. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance when potential for recovery is considered remote. No allowance for doubtful accounts was deemed necessary as of December 31, 2018.

Revenue Recognition

The Company typically earns and recognizes monthly non-refundable retainer fees in connection with active investment banking and consulting engagements. The Company also receives success fees on its investment banking engagements. However, the success fees are only payable upon the successful closing of each transaction and accordingly revenue is recognized at such time as closing occurs. The success fee typically consists of a cash fee equal to an agreed-upon percentage of the funds raised or percentage of transaction value for mergers or acquisitions and sometimes includes stock warrants which are recorded at fair value when received.

Income Taxes

The Company is organized and operates as a limited liability company and is not subject to U.S. federal income taxes as a separate entity. Therefore, revenues and expenses generally pass through directly to the members for inclusion in their individual tax returns. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

The Company accounts for income taxes pursuant to Financial Accounting Standards Board (FASB) guidance. This guidance prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company believes its income tax filing positions and deductions will be sustained upon examination and, accordingly, no reserves or related accruals for interest and penalties have been recorded as of December 31, 2018. The tax returns of the Company can be examined by relevant taxing authorities until such time as the applicable statute of limitation has expired. For example, U.S. tax returns are generally subject to audit for three years from the day they are filed.

2 NOTES PAYABLE - MEMBERS

During 2017, the Company entered into notes payable with four of its members. The balances on the notes totaled $230,000 as of December 31, 2018. The notes mature on December 18, 2020, however, they may be extended for an additional year with thirteen months notice. The notes bear interest at 8% per annum and are not due until the notes mature.

During 2018, the Company entered into additional notes payable with the same four members. The balances on the notes totaled $230,000 as of December 31, 2018. The notes mature on March 12, 2021, however, they may be extended for an additional year with thirteen months notice. The notes bear interest at 8% per annum and are not due until the notes mature. The total balance for all notes was $460,000 as of December 31, 2018.

Interest expense related to all notes was $33,271 in 2018. All notes are subordinated to any indebtedness. Both the notes and accrued interest are convertible into common units upon maturity. The conversion price is calculated by dividing the trailing twelve months average of the Company's book value by the common units outstanding at the time of conversion, with an established book value floor of $750,000.

3 EQUITY

The Company has both voting common units and nonvoting common units. The voting common units have the authority to manage the affairs of the Company, and each common unit entitles the member to one vote. Nonvoting units do not have any governance rights, and are not entitled to vote on any matter.

During 2016, the Company implemented an equity plan (the "Plan"). The purpose of the Plan is to promote the success of the Company by facilitating the hiring and retention of competent personnel and by furnishing an incentive to certain employees or independent contractors of the Company upon whose efforts the success of the Company will depend to a large degree ("Key Personnel"). The board of managers (the "Board") has full power and authority to administer and interpret the Plan, and to amend the rules, regulations and guidelines for administering the Plan. The Board will also designate which employees or independent contractors will be granted units or options pursuant to the Plan and will determine the number of units and/or options to be granted.

The Company has a call option in which the Company can buy back the nonvoting common units if the Key Personnel 1) is no longer a Managing Director or Officer of the Company, 2) is no longer an employee or independent contractor of the Company or 3) if performance or activity requirements no longer continue to be met as determined by the Board. In addition, Key Personnel have a put option in which the Company would be required to buy back the nonvoting common units if the Key Personnel is no longer an employee or independent contractor for any reason. Under the Plan, a total of 500,000 nonvoting common units are available for purchase or option. As of December 31, 2018, nonvoting common units issued and sold to Key Personnel under the Plan totaled 168,750. In addition, options issued to two Key Personnel to purchase nonvoting common units totaled 46,875 units. A total of 209,375 nonvoting common units are available for future grants.

The Company accounts for equity-based compensation in accordance with FASB guidance, using the fair-value based method. Under this fair-value based method, equity-based compensation expense recognized for equity-based awards includes compensation expense for all equity-based compensation awards granted based on the estimated fair value as of the grant date. The Black Scholes option pricing model is used to value the Company's equity options for each equity-based award. Using this option-pricing model, the fair value of each equity award is estimated on the date of grant. Since the equity-based awards issued are subject to immediate vesting, the expense is recognized upon issuance. The expected volatility assumption is based on the average volatilities of similar public companies over a term equal to the expected term of the award granted. The expected term of equity-based awards granted is based upon management's best estimate of the period of time that the equity-based awards granted are expected to be outstanding. The expected term assumption incorporates the contractual term of an award grant. The risk-free interest rate is based on the implied yield on a U.S. Treasury constant maturity with a remaining term approximately equal to the expected term of the award granted. No options were granted in 2018. There was no unrecognized compensation expense at December 31, 2018. The intrinsic value of outstanding options was $0 at December 31, 2018.

Equity option activity was as follows for the year ended December 31, 2018:

	Shares	Weighted Average Fair Value
Outstanding options at January 1, 2018	46,875	$ 0.45
Granted	-	-
Exercised	-	-
Forfeited	-	-
Expired	-	-
Outstanding options at December 31, 2018	46,875	$ 0.45

The following table summarizes information about equity options outstanding at December 31, 2018:

Options Outstanding			Options Exercisable	
Number Outstanding at 12/31/2018	Remaining Contractual Life	Exercise Price	Number Exercisable at 12/31/2018	Exercise Price
9,375	2.7 Years	$1.02	9,375	$1.02
37,500	No Term Date	$1.02	37,500	$1.02
46,875			46,875	

4 SUBSCRIPTIONS RECEIVABLE

During 2016, promissory notes were issued in conjunction with the implementation of the equity plan (see Note 3). For all notes, three equal installments of principal and interest are due and payable each year commencing on September 1, 2017. Interest is charged on the outstanding balance at a rate of prime plus 2% per annum (effective rate of 7.25% at December 31, 2018). Interest income related to the subscriptions totaled $4,280 for the year ended December 31, 2018. Subscriptions and interest receivable at December 31, 2018 totaled $38,250 and $920, respectively.

5 RELATED PARTY TRANSACTIONS

The Company recorded expenses of $899,066 for utilizing office space, shared staff and office supplies of Cherry Tree Companies, LLC (CTC), a company related through common ownership, in 2018. The Company also incurred $430,534 of officer fees with CTC in 2018. Accounts payable included amounts due to CTC totaling $19,989 at December 31, 2018.

6 FUTURE ADOPTION OF NEW APPLICABLE ACCOUNTING STANDARDS

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers*. This ASU is a comprehensive new revenue model which requires an entity to first identify performance obligations and then either: (1) recognize revenue at a point in time when a performance obligation is completely satisfied; or, (2) recognize revenue over time when a performance obligation is satisfied by transferring control of a good or service to a customer over a period of time. The new ASU also requires additional qualitative and quantitative disclosures.

Additional guidance was subsequently issued but, the amendments were intended to clarify and improve the operability of certain topics within the revenue standard. All guidance is effective for the Company in calendar year 2019.

The Company has identified that some of its revenues and costs are within the scope of the new guidance. Under the new guidance, revenues for advisory services for mergers and acquisitions are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. Expenses associated with such engagements are deferred until the related revenue is recognized. However, for certain other contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. The Company will adopt this guidance effective as of January 1, 2019 under the modified retrospective method, in which the cumulative effect of applying the standard will be recognized at the date of initial application. As of December 31, 2018, the estimated cumulative effect that the Company will recognize is a decrease to retained earnings upon adoption of approximately $340,000.

7 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital in the amount of the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. This rule also requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. As of December 31, 2018, the Company's net capital was $500,662, which was $493,409 in excess of the required net capital of $7,253. The Company's net ratio of aggregate indebtedness to net capital was .22 to 1 at December 31, 2018.

8 SEC RULE 15C3-3

Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement computation according to the provisions of Rule 15c3-3(k)(2)(i).

Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements under the k)(2)(i) exemptive provisions.